File No. 812-15364

Before the

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

SILVER POINT SPECIALTY LENDING FUND

SILVER POINT SPECIALTY CREDIT FUND MANAGEMENT, LLC

SILVER POINT CAPITAL FUND, L.P.

SILVER POINT CAPITAL OFFSHORE FUND, LTD.

SILVER POINT CAPITAL OFFSHORE MASTER FUND, L.P.

SILVER POINT CAPITAL, L.P.

SILVER POINT DISTRESSED OPPORTUNITIES FUND, L.P.

SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE MASTER FUND, L.P.

SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE FUND, L.P.

SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS (OFFSHORE), L.P.

SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS, L.P.

SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS MASTER FUND (OFFSHORE), L.P.

SILVER POINT DISTRESSED OPPORTUNITIES MANAGEMENT, LLC

SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II (OFFSHORE), L.P.

SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II, L.P.

SP DISTRESSED OPPORTUNITY IP II INTERMEDIATE, L.P.

SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II MASTER FUND (OFFSHORE), L.P.

SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II MASTER FUND, L.P.

SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II MANAGEMENT, LLC

SILVER POINT SELECT OPPORTUNITIES FUND A, L.P.

SILVER POINT SPECIALTY CREDIT FUND II, L.P.

SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE), L.P.

SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) B, L.P.

SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) C, L.P.

SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND (OFFSHORE), L.P.

SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND, L.P.

SILVER POINT SPECIALTY CREDIT FUND II MANAGEMENT, LLC

SILVER POINT SPECIALTY CREDIT SILVER STAR FUND, L.P.

SILVER POINT SPECIALTY CREDIT SILVER STAR FUND MANAGEMENT, LLC

SILVER POINT LOAN FUNDING, LLC

SILVER POINT LOAN FUNDING MANAGEMENT, LLC

SILVER POINT SPECIALTY CREDIT FUND III (OFFSHORE), L.P.

SILVER POINT SPECIALTY CREDIT FUND III MANAGEMENT, LLC

SILVER POINT SPECIALTY CREDIT FUND III, L.P.

SILVER POINT SPECIALTY CREDIT III MASTER FUND (OFFSHORE), L.P.

SILVER POINT SPECIALTY CREDIT III MASTER FUND, L.P.

SILVER POINT RR MANAGER, L.P.

SILVER POINT CLO 1, LTD.

SILVER POINT CLO 2, LTD.

Two Greenwich Plaza, First Floor

Greenwich, Connecticut 06830

(203) 542-4200

AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT

COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

Please direct all communications notices and orders to:	Copies to:

Steven Weiser Silver Point Capital, L.P. Two Greenwich Plaza, First Floor Greenwich, Connecticut 06830 (203) 542-4200	Michael Hoffman Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3406
March 10, 2023

This Application (including Exhibits) contains 13 pages

I. INTRODUCTION

A. Summary of Application

On February 15, 2022, the Securities and Exchange Commission (the “Commission”) issued an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, as described more fully therein (the “Prior Order”).2 The Prior Order permits certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment entities.

The Applicants (defined below) hereby seek an amended order (the “Amended Order”) from the Commission under Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder to amend the term “Follow-On Investment” to mean “(i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested, or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.”

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Silver Point Specialty Lending Fund, et al., (File No. 812-14556) Investment Company Act Rel. Nos. 34506 (February 15, 2022) (order) and 34472 (January 19, 2022) (notice).

B. Applicants

•	Silver Point Specialty Lending Fund (the “Company”), a closed-end Maryland statutory trust that has elected to be regulated as a business development company under the Act;

•	Silver Point Specialty Credit Fund Management, LLC (“Management”), the Company’s investment adviser, on behalf of itself and its successors;[3]

•

the investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act (the “Existing Affiliated Funds”);[4]

•	Silver Point Capital, L.P. (“SPC”), which is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), on behalf of itself and its successors;

•

Silver Point Specialty Credit Fund II Management, LLC (“Specialty Credit II Management”), which is a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors;[5]

•

Silver Point Specialty Credit Fund III Management, LLC (“Specialty Credit III Management”), which is a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors;[6]

•

Silver Point Specialty Credit Silver Star Fund Management, LLC (“Silver Star Management”), which is a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors; [7]

•	Silver Point Loan Funding Management, LLC (“Funding Management”), which is a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors;[8]

•

Silver Point Distressed Opportunities Management, LLC (“Distressed Opportunities Management”) which is a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors; [9]

•

Silver Point Distressed Opportunity Institutional Partners II Management, LLC (“Distressed Opportunity IP II Management”), which is a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors; [10] and

•

Silver Point RR Manager, L.P. (the “BSL CLO Manager” and, together with the Company, Management, the Existing Affiliated Funds, SPC, Specialty Credit II Management, Specialty Credit III Management, Silver Star Management, Funding Management, Distressed Opportunities Management and Distressed Opportunity IP II Management, the “Applicants”), which is a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors. [11]

[3]	The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.
[4]	Each of the Existing Affiliated Funds qualifies as an Affiliated Fund under the Prior Order.
[5]	Specialty Credit II Management qualifies as an Adviser under Prior Order.
[6]	Specialty Credit III Management qualifies as an Adviser under Prior Order.
[7]	Silver Star Management qualifies as an Adviser under Prior Order.
[8]	Funding Management qualifies as an Adviser under Prior Order.
[9]	Distressed Opportunities Management qualifies as an Adviser under Prior Order.
[10]	Distressed Opportunity IP II Management qualifies as an Adviser under Prior Order.
[11]	BSL CLO Manager qualifies as an Adviser under Prior Order.

All Applicants are eligible to rely on the Prior Order.12

C. Defined Terms

Except as stated herein, defined terms used in this application (the “Application”) have the same meanings provided in the application for the Prior Order, as amended and restated (the “Prior Application”).13

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested, or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested, or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

II. APPLICANTS’ PROPOSAL

The Amended Order, if granted, would expand the relief provided in the Prior Order to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer. The requested relief is based on the temporary relief granted by the Commission on April 8, 2020.14

III. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Except as stated herein, the disclosure in Section IV, “Statement in Support of Relief Requested,” of the Prior Application is equally applicable to this Application Amendment.

IV. CONDITIONS

Except as stated herein, the Conditions of the Prior Order, as stated in Section V of the Prior Application, will remain in effect. Any language in the Conditions of the Prior Order stating that an Affiliated Fund is required to have an existing investment in an issuer and/or needs to have previously participated in a Co-Investment Transaction with respect to such issuer in order to participate in a Follow-On Investment shall be deemed removed if the Amended Order is granted.

V. PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

[12]

All existing entities that currently rely on the Prior Order and intend to rely on the Amended Order have been named as applicants and any existing or future entities that may rely on the Amended Order in the future will comply with the terms and conditions of the Amended Order as set forth in or incorporated into this Application.

[13]	See Silverpoint Specialty Lending Fund, et al. (File No. 812-14556) (January 12, 2022) (application).
[14]	BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021) (the “Temporary Relief”).

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 10 day of March, 2023.

Silver Point Specialty Lending Fund

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund Management, LLC

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Capital Fund, L.P.

By:	Silver Point Capital, L.P. as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Capital Offshore Fund, Ltd.

By:	Silver Point Capital, L.P. as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Capital Offshore Master Fund, L.P.

By:	Silver Point Capital, L.P. as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Capital, L.P.

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunities Fund, L.P.

By:	Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunities Offshore Master Fund, L.P.

By:	Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunities Offshore Fund, L.P.

Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P.

By:	Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners, L.P.

By:	Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P.

By:	Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunities Management, LLC

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners II (Offshore), L.P.

By:	Silver Point Distressed Opportunity Institutional Partners II Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners II, L.P.

By:	Silver Point Distressed Opportunity Institutional Partners II Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

SP Distressed Opportunity IP II Intermediate, L.P.

By:	Silver Point Distressed Opportunity Institutional Partners II Offshore General Partner, LLC as its general partner

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners II Master Fund (Offshore), L.P.

By:	Silver Point Distressed Opportunity Institutional Partners II Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners II Master Fund, L.P.

By:	Silver Point Distressed Opportunity Institutional Partners II Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners II Management, LLC

By	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Select Opportunities Fund A, L.P.

By:	Silver Point Capital, L.P., as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund II, L.P.

By:	Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund II (Offshore), L.P.

Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund II (Offshore) B, L.P.

By:	Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund II (Offshore) C, L.P.

By:	Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund II Mini-Master Fund (Offshore), L.P.

By:	Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund II Mini-Master Fund, L.P.

By:	Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund II Management, LLC

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Silver Star Fund, L.P.

By:	Silver Point Specialty Credit Silver Star Fund Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Silver Star Fund Management, LLC

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Loan Funding, LLC

By:	Silver Point Loan Funding Management, LLC, as its manager

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Loan Funding Management, LLC

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund III (Offshore), L.P.

By:	Silver Point Specialty Credit Fund III Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund III Management, LLC

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund III, L.P.

By:	Silver Point Specialty Credit Fund III Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit III Master Fund (Offshore), L.P.

By:	Silver Point Specialty Credit Fund III Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit III Master Fund, L.P.

By:	Silver Point Specialty Credit Fund III Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point RR Manager, L.P.

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point CLO 1, LTD.

By:	Silver Point RR Manager, L.P., as its collateral manager

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point CLO 2, LTD.

By:	Silver Point RR Manager, L.P., as its collateral manager

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

APPENDIX A

Existing Affiliated Funds

The Existing Affiliated Funds are categorized into seven different asset classes, with multiple investment strategies within each asset class (although the strategies do not represent formal legal entities). Each Existing Affiliated Fund is a separate and distinct legal entity and each relies on the exclusion from status as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7). All Existing Affiliated Funds are currently advised by Advisers to Affiliated Funds.

Each of the “Capital Funds”, “Distressed Funds” “Distressed Institutional Funds” and “Distressed Institutional II Funds” has a global opportunistic mandate, and will look to make investments in debt, equity or other securities, obligations or instruments, with a particular focus on misvalued, stressed or distressed credit investments. The “Specialty Credit II Funds” and the “Specialty Credit III Funds” will look primarily to originate loans to small and middle market companies and invest in specialty bridge financings, rescue financings and secondary purchases of loans and other credit-related assets. The “Select Opportunities Fund” generally invests alongside and makes the same investments as the “Specialty Credit II Funds,” their successors, including the “Specialty Credit III Funds,” and other accounts managed by SPC with an investment program substantially similar to the Company and the “Specialty Credit II Funds”. Additionally, the “Select Opportunities Fund” may invest on an “overflow basis” alongside other funds managed by Advisers and in investment opportunities within or outside the strategies of such funds that are not pursued by such funds. The “Silver Star Fund” invests on an “overflow basis” in investments that fall within the investment program of the Company, the “Specialty Credit II Funds,” their successors, including the “Specialty Credit III Funds”, and other accounts managed by affiliates of Silver Star Management with an investment program substantially similar to the Company and the “Specialty Credit II Funds”. “Loan Funding” generally invests alongside the “Specialty Credit II Funds,” their successors, including the “Specialty Credit III Funds,” and other accounts managed by SPC with an investment program substantially similar to the Company and the “Specialty Credit II Funds”, but has an investment program that is limited to originating senior secured and second-lien loans to small and middle market companies, and, on an “overflow basis”, participating in secondary investments alongside other funds managed by Advisers. The “BSL CLO Funds” will make investments primarily in senior secured performing loans and bonds purchased in bank-led syndications in the secondary market.

1.

Capital Funds: The Capital Domestic Fund was organized as a Delaware limited partnership on December 21, 2001. The Capital Offshore Fund was organized as a Cayman Islands exempted company on January 4, 2002. The Capital Master Fund was organized as a Cayman Islands exempted limited partnership on September 9, 2008. The Capital Offshore Fund invests substantially all of its assets in a “master-feeder” structure into the Capital Master Fund. Silver Point Capital General Partner, LLC serves as the general partner of the Capital Domestic Fund and Silver Point Capital Offshore General Partner, LLC serves as the general partner of the Capital Master Fund. The “Capital Funds” include the following Existing Affiliated Funds:

(a)	Silver Point Capital Fund, L.P. (the “Capital Domestic Fund”), which is managed by SPC

(b)	Silver Point Capital Offshore Fund, Ltd. (the “Capital Offshore Fund”), which is managed by SPC

(c)	Silver Point Capital Offshore Master Fund, L.P. (the “Capital Master Fund”), which is managed by SPC

2.

Distressed Funds: The Distressed Domestic Fund was organized as a Delaware limited partnership on September 12, 2016. The Distressed Offshore Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Master Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Offshore Fund invests substantially all of its assets in a “master-feeder” structure into the Distressed Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Master Fund. The “Distressed Funds” include the following Existing Affiliated Funds:

(a)	Silver Point Distressed Opportunities Fund, L.P. (the “Distressed Domestic Fund”), which is managed by Distressed Opportunities Management

(b)	Silver Point Distressed Opportunities Offshore Fund, L.P. (the “Distressed Offshore Fund”), which is managed by Distressed Opportunities Management

(c)	Silver Point Distressed Opportunities Offshore Master Fund, L.P. (the “Distressed Master Fund”), which is managed by Distressed Opportunities Management

3.

Distressed Institutional Funds: The Distressed Institutional Domestic Fund was organized as a Delaware limited partnership on July 14, 2017. The Distressed Institutional Offshore Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Master Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Offshore Fund invests substantially all of its assets in a “master-feeder” structure into the Distressed Institutional Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Institutional Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Institutional Master Fund. The “Distressed Institutional Funds” include the following Existing Affiliated Funds:

(a)	Silver Point Distressed Opportunity Institutional Partners, L.P. (the “Distressed Institutional Domestic Fund”), which is managed by Distressed Opportunities Management

(b)	Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P. (the “Distressed Institutional Offshore Fund”), which is managed by Distressed Opportunities Management

(c)	Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. (the “Distressed Institutional Master Fund”), which is managed by Distressed Opportunities Management

4.

Distressed Institutional II Funds: The Distressed Institutional II Domestic Fund was organized as a Delaware limited partnership on June 24, 2022. The Distressed Institutional II Offshore Fund was organized as a Cayman Islands exempted limited partnership on June 29, 2022. The Distressed Institutional II B Fund was organized as a Delaware limited partnership on February 1, 2023. The Distressed Institutional II Domestic Master Fund was organized as a Delaware limited partnership on December 2, 2022. The Distressed Institutional II Offshore Master Fund was organized as a Cayman Islands exempted limited partnership on June 29, 2022. The Distressed Institutional II Offshore Fund and Distressed Institutional II B Fund will invest substantially all of their assets in a “master-feeder” structure into the Distressed Institutional II Domestic Master Fund and the Distressed Institutional II Offshore Master Fund. Silver Point Distressed Opportunity Institutional Partners II Onshore General Partner, LLC serves as the general partner of the Distressed Institutional II Domestic Fund and the Distressed Institutional II Domestic Master Fund. Silver Point Distressed Opportunity Institutional Partners II Offshore General Partner, LLC serves as the general partner of the Distressed Institutional II Offshore Fund, the Distressed Institutional II B Fund and the Distressed Institutional II Offshore Master Fund. The Distressed Institutional II Funds have not yet begun investment operations, but will rely on the Order when they do so. The “Distressed Institutional II Funds” include the following Existing Affiliated Funds:

(a)	Silver Point Distressed Opportunity Institutional Partners II, L.P. (the “Distressed Institutional II Domestic Fund”), which is managed by Distressed Opportunity IP II Management

(b)	Silver Point Distressed Opportunity Institutional Partners II (Offshore), L.P. (the “Distressed Institutional II Offshore Fund”), which is managed by Distressed Opportunity IP II Management

(c)	SP Distressed Opportunity IP II Intermediate, L.P. (the “Distressed Institutional II B Fund”), which is managed by Distressed Opportunity IP II Management

(d)	Silver Point Distressed Opportunity Institutional Partners II Master Fund, L.P. (the “Distressed Institutional II Domestic Master Fund”), which is managed by Distressed Opportunity IP II Management

(e)

Silver Point Distressed Opportunity Institutional Partners II Master Fund (Offshore), L.P. (the “Distressed Institutional II Offshore Master Fund”), which is managed by Distressed Opportunity IP II Management

5.

Select Opportunities Fund: Silver Point Select Opportunities Fund A, L.P. (the “Select Opportunities Fund”), which is managed by SPC, was organized as a Delaware limited partnership on February 7, 2014. Silver Point Select General Partner, LLC serves as the general partner of the Select Opportunities Fund. The Select Opportunities Fund generally invests alongside and makes the same investments as the Specialty Credit II Funds, their successors, including the “Specialty Credit III Funds,” and other accounts managed by SPC with an investment program substantially similar to the Company and the Specialty Credit II Funds and may also invest on an “overflow basis” alongside other funds managed by Advisers and in investment opportunities within or outside the strategies of such funds that are not pursued by such funds.

6.

Specialty Credit II Funds: The Specialty Credit II Domestic Fund was organized as a Delaware limited partnership on May 31, 2019. The Specialty Credit II Offshore Fund was organized as a Cayman Islands exempted limited partnership on June 5, 2019. The Silver Point Specialty Credit Fund II (Offshore) B, L.P. was organized as a Cayman Islands exempted limited partnership on November 20, 2020. The Silver Point Specialty Credit Fund II (Offshore) C, L.P. was organized as a Cayman Islands exempted limited partnership on May 28, 2021. The Specialty Credit II Domestic Mini-Master Fund was organized as a Delaware limited partnership on May 31, 2019. The Specialty Credit II Offshore Mini-Master Fund was organized as a Cayman Islands exempted limited partnership on June 5, 2019. The Specialty Credit II Offshore Fund, the Specialty Credit II Offshore Fund B and the Specialty Credit II Offshore Fund C intend to invest, indirectly through intermediate vehicles, substantially all of their respective assets in a “master-feeder” structure into the Specialty Credit II Domestic Mini-Master Fund and the Specialty Credit II Offshore Mini-Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of each of the Specialty Credit II Funds. The “Specialty Credit II Funds” include the following Existing Affiliated Funds:

(a)	Silver Point Specialty Credit Fund II, L.P. (the “Specialty Credit II Domestic Fund”), which is managed by Specialty Credit II Management

(b)	Silver Point Specialty Credit Fund II (Offshore), L.P. (the “Specialty Credit II Offshore Fund”), which is managed by Specialty Credit II Management

(c)	Silver Point Specialty Credit Fund II (Offshore) B, L.P. (the “Specialty Credit II Offshore Fund B”), which is managed by Specialty Credit II Management

(d)	Silver Point Specialty Credit Fund II (Offshore) C, L.P. (the “Specialty Credit II Offshore Fund C”), which is managed by Specialty Credit II Management

(e)	Silver Point Specialty Credit Fund II Mini-Master Fund, L.P. (the “Specialty Credit II Domestic Mini-Master Fund”), which is managed by Specialty Credit II Management

(f)	Silver Point Specialty Credit Fund II Mini-Master Fund (Offshore), L.P. (the “Specialty Credit II Offshore Mini-Master Fund”), which is managed by Specialty Credit II Management

7.

Silver Star Fund: Silver Point Specialty Credit Silver Star Fund, L.P. (the “Silver Star Fund”), which is managed by Silver Point Specialty Credit Silver Star Fund Management, LLC, was formed as a Delaware limited partnership on October 8, 2021.

8.	Loan Funding: Silver Point Loan Funding, LLC (“Loan Funding”), which is managed by Silver Point Loan Funding Management, LLC, was formed as a Delaware LLC on October 22, 2021.

9.

Specialty Credit III Funds: The Specialty Credit III Fund was organized as a Delaware limited partnership on April 22, 2022. The Specialty Credit III Offshore Fund was organized as a Cayman Islands exempted limited partnership on May 5, 2022. The Specialty Credit III Offshore Master Fund was organized as a Cayman Islands exempted limited partnership on May 5, 2022. The Specialty Credit III Onshore Master Fund was organized as a Delaware limited partnership on April 22, 2022. Specialty Credit Fund III intends to invest substantially all of its assets in a “master-feeder” structure into the Specialty Credit III Onshore Master Fund and the Specialty Credit III Offshore Master Fund. The Specialty Credit III Offshore Fund intends to invest, indirectly through intermediate vehicles, substantially all of its assets in a “master-feeder” structure into the Specialty Credit III Onshore Master Fund and the Specialty Credit III Offshore Master Fund. The “Specialty Credit III Funds” include the following Existing Affiliated Funds:

(a)	Silver Point Specialty Credit Fund III (Offshore), L.P. (the “Specialty Credit III Offshore Fund”), which is managed by Specialty Credit III Management

(b)	Silver Point Specialty Credit Fund III, L.P. (the “Specialty Credit III Fund”), which is managed by Specialty Credit III Management

(c)	Silver Point Specialty Credit III Master Fund (Offshore), L.P. (the “Specialty Credit III Offshore Master Fund”), which is managed by Specialty Credit III Management

(d)	Silver Point Specialty Credit III Master Fund, L.P. (the “Specialty Credit III Onshore Master Fund”), which is managed by Specialty Credit III Management

10.

BSL CLO Funds: The CLO 1 Issuer was organized as a private company incorporated with limited liability under the laws of Jersey on August 25, 2022. The CLO 2 Issuer was organized as a private company incorporated with limited liability under the laws of Jersey on November 10, 2022. The BSL CLO Manager, a Delaware limited partnership organized on August 25, 2022, serves as the collateral manager of the CLO 1 Issuer and the CLO 2 Issuer. The “BSL CLO Funds” include the following Existing Affiliated Funds:

(a)	Silver Point CLO 1, Ltd. (the “CLO 1 Issuer”), which is managed by the BSL CLO Manager

(b)	Silver Point CLO 2, Ltd. (the “CLO 2 Issuer”), which is managed by the BSL CLO Manager

APPENDIX B

Resolutions of the General Partner of

Silver Point Specialty Lending Fund (the “Fund”)

Approval of Authority to Apply to the SEC to Seek Exemptive Relief Under Sections 57(a)(4) and 57(i) and Rule 17d-1

RESOLVED, that filing of an application (the “Application”) with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 under the 1940 Act to permit the Fund to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, is hereby approved, authorized and directed; and be it further

RESOLVED, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Fund and the appropriate officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Fund, in such form as the officer or officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and be it further

RESOLVED, that the appropriate officers of the Fund, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.